25002607

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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APR 02 2025

Washington, DC

SEC FILE NUMBER
8-67342

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Bolt-X, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

440 So. LaSalle Street, Suite 1525
(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William D'Anna	(773) 383-9230	bdanna@sumocap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E Lake St.,Unit 303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Patricia McEnroe Bennett, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Bolt-X, LLC, as of 12/31, 24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Official Seal
WILLIAM ANTHONY DANNA
Notary Public, State of Illinois
Commission No. 1005320
My Commission Expires February 25, 2029

Signature:

Title:
CFO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BOLT-X LLC

(a Delaware Limited Liability Company)

Financial Statements

And Independent Audit Report

December 31, 2024

Filed as PUBLIC information pursuant to Rule 17a-5(d)
Available for Public Inspection
Under the Securities Exchange Act of 1934 and Regulation 1.10(g)
Under the Commodity Exchange Act.

BOLT-X LLC
(A Delaware Limited Liability Company)

December 31, 2024

Index

MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Bolt-X, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which Bolt-X, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Bolt-X, LLC limits its business activities exclusively to receiving transaction-based compensation for providing technology or platform services. BOLT-X, LLC qualifies because it only uses a proprietary platform to facilitate other broker dealers trading, without holding positions or monies, and Bolt-X, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Bolt-X, LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Bolt-X, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Bolt-X, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 19, 2025

BOLT-X, LLC
Statement of Financial Condition
As of December 31, 2024

Assets		
Cash	$	25,140
Due from brokers		588,217
Due from other brokers		1,177
Fixed Assets (net of depreciation of $30,285)		13,364
Prepaid Expenses		9,077
Total Assets	$	636,975
Liabilities		
Due to affiliates	$	30,615
Accounts Payable		142,265
Total Liabilities	$	172,880
Member's Equity		
Total Members' Equity	$	464,095
Total Member's Equity and Liabilities	$	636,975

The accompanying notes are an integral part of these financial statements.

BOLT-X, LLC
Notes to the Financial Statements
December 31, 2024

Note 1. Organization and Nature of Business

Bolt-X, LLC (the Company) formerly known as Ronin Professional, LLC, a Delaware limited liability company, facilitates agency-only equity, option, futures and repo execution services for broker-dealers, institutional customers, and professional traders via a proprietary electronic order routing platform.

The Company was purchased by Sumo Holdings, LLC (the Company's parent) on September 8, 2020, from Ronin Capital LLC.

The Company is a broker-dealer registered tie the Securities and Exchange Commission (SEC under the Securities Exchange Act of 1934 and it is registered with the Commodity Futures Trading Commission (CFTC) as an introducing broker. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the National Futures Association (NFA), the Securities Investor Protection Corporation (SIPC) and various exchanges. The Company is a wholly owned subsidiary of Sumo Holdings and receives financial support from the parent.

The Company operates under Rule 15c3-3 of the Securities Exchange Act of 1934 as a Non-Covered BD under footnote 74. The Company is considered a Non-Covered Firm, since it meets the criteria of not directly, or indirectly receiving, holding or owing funds or securities for or to customers, other than funds received and promptly transmitted in compliance with paragraphs (a) or b(2) of Rule 15c2-4. The Company uses a proprietary platform that allows other broker dealers to trade their positions which are immediately flipped to the clearing firm designated by the broker dealer. The Company does not carry any customer or proprietary accounts as defined in Rule 15c3-3.

Note 2. Significant Accounting Polices

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of the Financial Condition, results of operations, and cash flows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: The Company has adopted Financial Accounting Standards Board ("FASB") Accounting Standards Update 2014-09, Revenue from Contracts with Customers ('ASU 2014-09). The Company considers revenue to be generated when the Company satisfies a performance obligation. Revenue is considered earned when a) Evidence of an arrangement exits; b) The fee is fixed or able to be determinable; c) Performance has occurred; d) Collectability is reasonably assured. There were no unsatisfied performance obligations at December 31, 2024.

Note 2. Nature of Business and Significant Accounting Polices (continued)

Revenue recognition: Brokerage and execution revenue and related expenses are recorded on a trade-date basis as securities and futures transactions occur. Interest income is recognized on the accrual basis. Other income represents payment for order flow revenue earned on trades executed with a nonaffiliated broker dealer based upon a clearing agreement.

Depreciation: Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. As of December 31, 2024, Bolt-X had fixed assets in the amount of $43,649 with accumulated depreciation of $30,285.

Income taxes: The Company is organized as a single-member limited liability company and is a disregarded entity for federal and state income tax purposes. The results of the Company are included in the tax returns of the Parent, whose members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision of benefit for federal income taxes has been made in the Company's financial statements.

The Company evaluates the income tax positions taken to determine whether or not they are more-likely-than-not of being sustained when challenged or examined by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2024, management has determined that there are no material uncertain income tax positions that impacted the company's financial statements. The Parent is generally subject to examination by the U.S. federal and state tax authorities for the current tax year and prior three tax years.

Leases: The Company did not have any leases that had an initial term greater than twelve months, consequently, the Company has not recorded a right of use asset and corresponding lease liability under the FASB ASC 842 guidelines.

Note 3. Receivable from Broker-Dealers/Due from other Brokers

Generally, receivables from an executing broker dealer are exclusively commissions owed to the Company pursuant to a Commission Sharing Agreement ("CSA"). They are invoiced the month following when the execution services were performed and not payable until the client for which the execution services were performed has paid the commissions. Due from other brokers at December 31, 2024, consist of available cash balances held at the clearing firms of $588,217and receivable from brokerage firms of $1,177.

Note 4. Related-Party Transactions

The Company operates under an expense sharing agreement with its Parent, whereby the Parent pays certain operating expense of the Company for which the Company reimburses the Parent at a monthly fixed rate. In accordance with the terms of the agreement, the affiliate will provide support services, and technology.

Note 4. Related-Party Transactions (Continued)

In addition, under the same expense sharing agreement, the Parent has agreed to pay all fees, costs and expenses associated with certain trading services, as defined. The Company pays the expense and is reimbursed by the Parent. As of December 31, 2024, the Company has a net payable to the Parent of $30,615, which is included on the Statement of Financial Condition. For the year ended December 31, 2024, the Company generated $148,880 in revenue from the Parent, included in brokerage and execution revenue. The Company incurred costs of $305,869 from the Parent, included in employee compensation, technology, and software on the Statement of Operations.

Note 5. Off-Balance-Sheet risk and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution of various customer securities transactions. The Company does not open or establish accounts on behalf of its customers and does not clear its own securities and futures transactions.

All customers have pre-established securities and/or futures accounts with a clearing broker for this purpose. This can and often does result in a concentration of credit risk with these firms. The Company routes customer orders to trading centers (e.g., a national securities exchange), and each order message includes the customer clearing account number and clearing broker information.

When a trading center executes a customer order, the trading center electronically sends the transaction directly to the clearing firm where it is booked to the customer clearing account in real time. Upon booking, the Company is relieved of any credit risk.

Note 6. Indemnifications and Contingent Liabilities

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as broker-dealers, against specified losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential number of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and have not recorded any contingent liability in the financial statement for these indemnifications. In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances.

The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 6. Indemnifications and Contingent Liabilities (cont.)

In the ordinary course of business, the Company is subject to regulatory matters. It is the Company's policy to vigorously defend against these potential matters, if any, and in the opinion of management, the ultimate disposition of any such matters will not result in a material adverse effect upon the Company's financial condition.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2024, the Company had net capital of $441,654 which was $341,654 in excess of its required net capital of $100,000. The Company's net capital ratio was .3914 to 1. The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. The Company's minimum net capital requirement is the greater of the requirement under Regulation 1.17 or Rule 15c3-1. Net capital changes from day to day, but at December 31, 2024, the Company had net capital of $441,654 which was $341,654 in excess of the required net capital under Rule 15c3-1 of $100,000.

Note 8. Property and Equipment, Net

Property and equipment, net consisted of the following at December 31, 2024

Furniture and equipment	$	43,649
Less accumulated depreciation		-30,285
Furniture and equipment, net		13,364

For the year ended December 31, 2024, depreciation expense totaled $8,730.

Note 9. Concentration of Credit Risk

The Company, as a Broker Dealer, provides market access and execution services to other broker-dealers, institutional customers, and professional trader, that regularly engage in the trading of derivative financial products. However, the Company does not hold customer-segregated cash, interest in futures position or securities balances. In conjunction with this arrangement, the Company could become contingently liable for any customer transaction error. Customer activities may expose the Company to

Note 9. Concentration of Credit Risk (cont.)

off-balance-sheet credit risk in the event that an error occurs. Management of the Company seeks to control such credit risks by monitoring daily, any exposure to any risk of loss associated with those transactions. The risk of default depends on the creditworthiness of the counterparties, clearing organizations and exchanges where the transaction is performed. Management does not consider this credit risk to be significant.

The Company maintains their cash operating account at financial institutions. During the year, the account balance could exceed than the maximum insurance level provided by the Federal Deposit Insurance Corporation. At December 31, 2024, the Company had $25,140 at their financial institutions and additional $588,217 of liquid assets held at various registered clearing brokers.

Note 10. Reportable segment

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of agency transactions. The Company has identified its CFO, William D'Anna, as the chief operating decision making ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant policies. The company derived 93% of its trading profits from its' Parent Company.

Note 11. Rights and obligations

The Company has no obligations for returns or refunds and offers no warranties or guarantees.

Note 12. Commitments and contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2024, or through the date the financial statements were issued.

Note 13. Subsequent events

The Company has evaluated subsequent events or potential recognition and/or disclosure through the date these financial statements were issued. Based on this evaluation, the Company has determined there are no material subsequent events required to be recognized or disclosed.